Exhibit 99.1

BROOKFIELD INFRASTRUCTURE L.P.

TWELFTH AMENDMENT TO THE

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of August 27, 2026 (the “Effective Date”), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on March 12, 2015, the limited partnership agreement of the Partnership was amended to allow for preferred limited partnership interests in the Partnership and to create the Class A Preferred Limited Partnership Units;

AND WHEREAS, the Managing General Partner desires to amend the Agreement to create an additional series of Class A Preferred Limited Partnership Units having the rights and restrictions set out in Part XX of Schedule A to this Amendment;

AND WHEREAS, the Managing General Partner desires to amend the Agreement to revise certain provisions relating to the allocation of Income for Canadian Tax Purposes and Loss for Canadian Tax Purposes among the Partners, including in respect of Publicly Offered Preferred Units;

AND WHEREAS, the Managing General Partner desires to amend the Agreement by deleting Section 13.1 in its entirety, such that the Agreement does not require the Managing General Partner to furnish Schedule K-1s (or equivalent tax information statements) to any Partner;

AND WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Partnership Act, the Limited Partnership Act and the Exempted Partnership Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner and the Limited Partners), without the approval of the Special General Partner or any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 18.1.6 of the Agreement, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Section 1.1 is hereby amended by adding the following definition:

1.1.91.1	“Publicly Offered Preferred Units” means any series of Preferred Units that is offered to the public, including, for greater certainty, any series into which such series is convertible, reclassifiable or exchangeable;

2.	Section 1.1.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 12, 2018, the Second Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 1, 2019, the Third Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 27, 2020, the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 31, 2020, the Fifth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 21, 2020, the Sixth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 21, 2021, the Seventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 24, 2021, the Eighth Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 10, 2022, the Ninth Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 31, 2024, the Tenth Amendment to the Amended and Restated Limited Partnership Agreement dated as of November 29, 2024, the Eleventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of December 24, 2024, the Eleventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 16, 2025 and the Twelfth Amendment to the Amended and Restated Limited Partnership Agreement dated as of August 27, 2026;

3.	Section 4.8.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

4.8.1       The Income for Canadian Tax Purposes for a given fiscal year of the Partnership will be allocated as follows:

4.8.1.1     First, to holders of Publicly Offered Preferred Units, pro rata, an amount of Income for Canadian Tax Purposes equal to the lesser of (i) the Income of the Partnership for such fiscal year and (ii) the aggregate distributions received by holders of Publicly Offered Preferred Units with respect to such fiscal year. For each holder of Publicly Offered Preferred Units, the Income allocated to such holder will be an amount calculated by multiplying the aggregate Income allocated to all holders of Publicly Offered Preferred Units pursuant to this Section 4.8.1.1 by a fraction, the numerator of which is the sum of the distributions on Publicly Offered Preferred Units received by such holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by the Partnership to all holders of Publicly Offered Preferred Units with respect to such fiscal year; and

4.8.1.2     Second, any Income for Canadian Tax Purposes remaining after the allocation pursuant to Section 4.8.1.1 will be allocated to each Partner in an amount calculated by multiplying such remaining Income for Canadian Tax Purposes by a fraction, the numerator of which is the sum of the distributions received by such Partner with respect to such fiscal year (other than distributions received by such Partner on Publicly Offered Preferred Units) and the denominator of which is the aggregate amount of the distributions (other than distributions on Publicly Offered Preferred Units) made by the Partnership with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of the Partnership (excluding for this purpose distributions or accrued distributions on Publicly Offered Preferred Units) where the Managing General Partner determines that the inclusion of such distributions would result in a Preferred Unitholder being allocated more income than it would have if the distributions were paid in the fiscal year of the Partnership in which they were accrued.

Generally, the source and character of items of income allocated to a Partner for Canadian Tax Purposes with respect to a fiscal year of the Partnership will be the same source and character as the distributions received by such Partner with respect to such fiscal year.

4.	Section 4.8.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

4.8.2        If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the income, or loss, as the case may be, for purposes of the Income Tax Act of the Partnership for such fiscal year, will be allocated to the Partners of record at the end of each Quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of Preferred Units (excluding for this purpose Publicly Offered Preferred Units) held by them on each such date, such amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, the relative Capital Amount of the Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units as compared to all other Units, and (ii) to the Partners other than in respect of Preferred Units the remaining amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, pro rata to their respective Percentage Interests at each such date. To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Partnership Interests before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a Partner for Canadian Tax Purposes at the end of each Quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such Quarter. For greater certainty, where this Section 4.8.2 applies in respect of a given fiscal year, holders of Publicly Offered Preferred Units shall not be allocated an Income or Loss for Canadian Tax Purposes for such fiscal year.

5.	Section 13.1 of the Agreement is hereby deleted in its entirety and shall be of no further force or effect.

6.	Section 13.7 of the Agreement is hereby deleted in its entirety and replaced with the following:

13.7        U.S. Tax Classification of the Partnership

Prior to the Managing General Partner making an election described in Section 13.6 hereof, it is intended that the Partnership be classified as a partnership for U.S. federal income tax purposes.

7.	Schedule A of the Agreement is hereby amended by adding Part XX of Schedule A to this Amendment as Part XX of Schedule A of the Agreement.

8.	This Amendment shall be effective as of the Effective Date.

9.	This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

10.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

11.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the Effective Date.

MANAGING GENERAL PARTNER:

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice-President

SCHEDULE A

PART XX

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Cumulative Class A Preferred Limited Partnership Units, Series 19

The nineteenth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 6,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 19 (the “Series 19 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 19 Preferred Limited Partnership Unit Provisions”):

1.	Consideration for Issue

The consideration for the issue of each Series 19 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.	Distributions

2.1           Cumulative Preferential Distributions

The holders of the then Outstanding Series 19 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 19 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)	During the Initial Fixed Rate Period, the Series 19 Distributions will be payable quarterly on the last day of March, June, September and December of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 19 Distribution will be payable on September 30, 2026 and will be an amount in cash equal to C$0.1339 per Series 19 Preferred Limited Partnership Unit, less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than September 30, 2026), the Series 19 Distribution will be equal to C$0.359375 per unit.

(b)	During each Subsequent Fixed Rate Period, Series 19 Distributions payable on the Series 19 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)	In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 19 Preferred Limited Partnership Units.

(d)	If on any Distribution Payment Date, the Series 19 Distributions accrued to such date are not paid in full on all of the Series 19 Preferred Limited Partnership Units then Outstanding, such Series 19 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 19 Distributions under Bermuda law.

(e)	The Holders shall not be entitled to any distributions other than or in excess of the Series 19 Distributions.

(f)	The Record Date for the payment of Series 19 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 19 Distributions shall (except in case of redemption or reclassification in which case payment of Series 19 Distributions shall, subject to the provisions of Section 17, be made on surrender of the certificate representing the Series 19 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 19 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 19 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Series 19 Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2           Distribution for Other than a Full Distribution Period

Subject to Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 19 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 19 Distributions as follows:

(a)	in respect of the period beginning on and including the date of initial issue of the Series 19 Preferred Limited Partnership Units up to and including September 30, 2026 (the “Initial Distribution Period”), a distribution in an amount per Series 19 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) where C$1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 19 Preferred Limited Partnership Units up to and including September 30, 2026 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 19 Distribution payable for the Initial Distribution Period, payable as of September 30, 2026 to holders of record as of August 31, 2026, as calculated by this method shall be C$0.1339 per Series 19 Preferred Limited Partnership Unit; and

(b)	in respect of any period that is less than a full Distribution Period (other than the Initial Distribution Period), a distribution in an amount per Series 19 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 17.3 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 19 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 19 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.	Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 19 Preferred Limited Partnership Units prior to September 30, 2031. On September 30, 2031 and on September 30 every five years thereafter (each, a “Series 19 Reclassification Date”), the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided (which notice shall be irrevocable but may be conditional in the Managing General Partner’s discretion on one or more conditions precedent, which will be set forth in the notice of redemption, and the redemption date specified in such notice may be delayed until such time as any or all of such conditions have been satisfied or revoked by the Managing General Partner if it determines that such conditions will not be satisfied), at its option, without the consent of Holders redeem all, or any part, of the then Outstanding Series 19 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 19 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 19 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 19 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 19 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 19 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 19 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 19 Reclassification Date of its intention to redeem such Series 19 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 19 Preferred Limited Partnership Units to be redeemed. If such redemption is subject to satisfaction of one or more conditions precedent, such notice will describe each such condition, and if applicable, will state that, in the Managing General Partner’s discretion, the redemption date specified in such notice may be delayed until such time as any or all such conditions will be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions will not have been satisfied by the redemption date, or by the redemption date as so delayed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 19 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 19 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 19 Preferred Limited Partnership Units so called for redemption, subject to the provisions of Section 17. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 19 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 19 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 19 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 19 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 17. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.	Reclassification of Series 19 Preferred Limited Partnership Units

5.1           Reclassification into Series 20 Preferred Limited Partnership Units at the Option of the Holder

(a)	Holders of Series 19 Preferred Limited Partnership Units will have the right, at their option, on each Series 19 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 19 Preferred Limited Partnership Units registered in the name of the Holder into Series 20 Preferred Limited Partnership Units on the basis of one (1) Series 20 Preferred Limited Partnership Unit for each Series 19 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 19 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 19 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. At least 25 days prior to each Series 19 Reclassification Date, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 20 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 19 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)	If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 19 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 19 Preferred Limited Partnership Units to reclassify such Series 19 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)	Holders of Series 19 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 20 Preferred Limited Partnership Units on a Series 19 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 19 Reclassification Date less than 1,000,000 Series 20 Preferred Limited Partnership Units after taking into account all Series 19 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 20 Preferred Limited Partnership Units has been provided and all Series 20 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 19 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 19 Preferred Limited Partnership Units at least seven (7) days prior to the applicable Series 19 Reclassification Date and, subject to the provisions of Section 17, will issue and deliver, or cause to be delivered, prior to such Series 19 Reclassification Date, at the expense of the Partnership, to such Holders of Series 19 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 19 Preferred Limited Partnership Units, new certificates representing the Series 19 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2           Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 19 Reclassification Date less than 1,000,000 Series 19 Preferred Limited Partnership Units after taking into account all Series 19 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 20 Preferred Limited Partnership Units has been provided and all Series 20 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 19 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 19 Preferred Limited Partnership Units will automatically be reclassified into Series 20 Preferred Limited Partnership Units on the basis of one (1) Series 20 Preferred Limited Partnership Unit for each Series 19 Preferred Limited Partnership Unit on the applicable Series 19 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 19 Preferred Limited Partnership Units at least seven (7) days prior to the Series 19 Reclassification Date.

5.3           Manner of Reclassification

(a)	Subject to the provisions of Section 17, the Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series 19 Reclassification Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 19 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 19 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 19 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)	If the Partnership does not receive an Election Notice from a Holder of Series 19 Preferred Limited Partnership Units during the notice period therefor, then the Series 19 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)	Subject to the provisions of Section 17, in the event the Partnership is required to reclassify all remaining Outstanding Series 19 Preferred Limited Partnership Units into Series 20 Preferred Limited Partnership Units on the applicable Series 19 Reclassification Date as provided for in Section 5.2, the Series 19 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 19 Reclassification Date into Series 20 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 20 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 19 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 19 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 20 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)	Subject to the provisions of Section 17, as promptly as practicable after the Series 19 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 19 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 20 Preferred Limited Partnership Units and the number of remaining Series 19 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 19 Reclassification Date, so that the rights of the Holder of such Series 19 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 20 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 20 Preferred Limited Partnership Units at such time.

(e)	The Holder of any Series 19 Preferred Limited Partnership Unit on the record date for any Series 19 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 20 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)	Subject to the provisions of Section 17, the issuance of certificates for the Series 20 Preferred Limited Partnership Units upon the reclassification of Series 19 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 20 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 20 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 20 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4           Status of Reclassified Series 19 Preferred Limited Partnership Units

The reclassification of Series 19 Preferred Limited Partnership Units into Series 20 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5           Right Not to Deliver Series 19 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 19 Preferred Limited Partnership Units held by any Ineligible Person.

6.	Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 19 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)	except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)	redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 19 Preferred Limited Partnership Units then Outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 19 Distributions up to and including the Series 19 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.	Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law, and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 19 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.	Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership unless and until the Partnership shall have failed to pay eight quarterly Series 19 Distributions, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of the Partnership legally available for distributions under Bermuda law. In the event of such non payment, and for only so long as any such distributions remain in arrears, the Holders will be entitled to receive notice of and to attend each meeting of unitholders of the Partnership (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 19 Preferred Limited Partnership Unit held. No other voting rights shall attach to the Series 19 Preferred Limited Partnership Units in any circumstances. Upon payment of the entire amount of all Series 19 Distributions in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 8).

9.	Modifications

The provisions attaching to the Series 19 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 19 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 19 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.	Approval of Holders of Series 19 Preferred Limited Partnership Units

10.1         Approval

Notwithstanding Section 18.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be (i) given by a resolution signed by the Holders of Series 19 Preferred Limited Partnership Units owning not less than the percentage of the Series 19 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 19 Preferred Limited Partnership Units were present and voted or represented by proxy or (ii) passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 19 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 19 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 19 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 19 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 19 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 19 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 19 Preferred Limited Partnership Units or by written consent.

10.2         Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 19 Preferred Limited Partnership Unit held.

11.	Tax Matters

The Series 19 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.	Unissued or Reclassified Units

Series 19 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.	No Sinking Fund

Series 19 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.	Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 19 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 19 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.	Preemption

Holders of Series 19 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.	Interpretation

16.1         Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the greater of: (i) the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.35%, and (ii) 5.75%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of Bermuda, the government of the Province of Ontario or the government of Canada shall not be regarded as a Business Day.

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Partnership.

“Distribution Payment Date” in respect of the distributions payable on the Series 19 Preferred Limited Partnership Units means the last day of each of March, June, September and December in each year.

“Distribution Period” means the period from and including the Issue Date up to and including September 30, 2026 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.35% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 19 Preferred Limited Partnership Units or Series 20 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 5.75% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including September 30, 2031.

“Issue Date” means the date on which the Series 19 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2031 and ending on and including December 31, 2031, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 19 Distributions” has the meaning attributed to it in Section 2.1.

“Series 19 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 19 Preferred Limited Partnership Units Provisions.

“Series 19 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 19 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 20 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 20.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2031 and ending on and including September 30, 2036 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means Computershare Investor Services Inc., a company incorporated under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series 19 Preferred Limited Partnership Units.

16.2       Interpretation of terms

In the provisions herein contained attaching to the Series 19 Preferred Limited Partnership Units:

(a)	“accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 19 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 19 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 19 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 19 Preferred Limited Partnership Units;

(b)	in the event that any date on which any Series 19 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)	in the event of the non-receipt of a cheque by a Holder of Series 19 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)	the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 19 Preferred Limited Partnership Units under these Series 19 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.	Book-Entry System

17.1         Transfers etc. Through Participants

If the Series 19 Preferred Limited Partnership Units are held through the Book-Entry System then the beneficial owner thereof shall provide instructions with respect to Series 19 Preferred Limited Partnership Units only to the Depository participant through whom such beneficial owner holds such Series 19 Preferred Limited Partnership Units and registrations of ownership, transfers, purchases, surrenders and exchanges of Series 19 Preferred Limited Partnership Units will be made only through the Book–Entry System. Beneficial owners of Series 19 Preferred Limited Partnership Units will not have the right to receive unit certificates representing their ownership of the Series 19 Preferred Limited Partnership Units.

17.2         Depository is Registered Holder

For the purposes of these Series 19 Preferred Limited Partnership Unit Provisions, as long as the Depository, or its nominee, is the registered Holder of the Series 19 Preferred Limited Partnership Units, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series 19 Preferred Limited Partnership Units for the purpose of receiving notices or payments on or in respect of the Series 19 Preferred Limited Partnership Units, including payments of Series 19 Distributions, the Redemption Price or accrued and unpaid Series 19 Distributions, and the delivery of Series 20 Preferred Limited Partnership Units and certificates for those units on the reclassification into Series 20 Preferred Limited Partnership Units.

18.	Reclassification of Series 20 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 20 Preferred Limited Partnership Unit may be reclassified into a Series 19 Preferred Limited Partnership Unit. Any such Preferred Units that are reclassified into Series 19 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART XXI

Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Cumulative Class A Preferred Limited Partnership Units, Series 20

The twentieth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 6,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 20 (the “Series 20 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 20 Preferred Limited Partnership Unit Provisions”):

1.	Consideration for Issue

The consideration for the issue of each Series 20 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.	Distributions

2.1           Cumulative Preferential Distributions

The holders of the then Outstanding Series 20 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 20 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)	During each Quarterly Floating Rate Period, Series 20 Distributions payable on the Series 20 Preferred Limited Partnership Units will be in an amount per Series 20 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)	In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 20 Preferred Limited Partnership Units.

(c)	If on any Distribution Payment Date, the Series 20 Distributions accrued to such date are not paid in full on all of the Series 20 Preferred Limited Partnership Units then Outstanding, such Series 20 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 20 Distributions under Bermuda law.

(d)	The Holders shall not be entitled to any distributions other than or in excess of the Series 20 Distributions.

(e)	The Record Date for the payment of Series 20 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 20 Distributions shall (except in case of redemption or reclassification in which case payment of Series 20 Distributions shall, subject to the provisions of Section 17, be made on surrender of the certificate representing the Series 20 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 20 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 20 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Series 20 Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2           Distribution for Other than a Full Quarterly Floating Rate Period

Subject to Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 20 Preferred Limited Partnership Unit (i) that is issued, or redeemed during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 20 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 20 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 17.3 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 20 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 20 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.	Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 20 Preferred Limited Partnership Units prior to September 30, 2031. Thereafter, the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided (which notice shall be irrevocable but may be conditional in the Managing General Partner’s discretion on one or more conditions precedent, which will be set forth in the notice of redemption, and the redemption date specified in such notice may be delayed until such time as any or all of such conditions have been satisfied or revoked by the Managing General Partner if it determines that such conditions will not be satisfied), at its option, at any time, without the consent of Holders redeem all, or from time to time any part, of the then Outstanding Series 20 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 20 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on September 30, 2036 and on September 30 every five years thereafter (each a “Series 20 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 20 Reclassification Date on or after September 30, 2031, in each case including all accrued and unpaid Series 20 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 20 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 20 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 20 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 20 Reclassification Date or such other date on which the Series 20 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 20 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 20 Preferred Limited Partnership Units to be redeemed. If such redemption is subject to satisfaction of one or more conditions precedent, such notice will describe each such condition, and if applicable, will state that, in the Managing General Partner’s discretion, the redemption date specified in such notice may be delayed until such time as any or all such conditions will be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions will not have been satisfied by the redemption date, or by the redemption date as so delayed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 20 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 20 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 20 Preferred Limited Partnership Units so called for redemption, subject to the provisions of Section 17. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 20 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 20 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 20 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 20 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 17. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.	Reclassification of Series 20 Preferred Limited Partnership Units

5.1       Reclassification into Series 19 Preferred Limited Partnership Units at the Option of the Holder

(a)	Holders of Series 20 Preferred Limited Partnership Units will have the right, at their option, on each Series 20 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 20 Preferred Limited Partnership Units registered in the name of the Holder into Series 19 Preferred Limited Partnership Units on the basis of one (1) Series 19 Preferred Limited Partnership Unit for each Series 20 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 20 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 20 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. At least 25 days prior to each Series 20 Reclassification Date, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 20 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 19 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)	If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 20 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 20 Preferred Limited Partnership Units to reclassify such Series 20 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)	Holders of Series 20 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 19 Preferred Limited Partnership Units on a Series 20 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 20 Reclassification Date less than 1,000,000 Series 19 Preferred Limited Partnership Units after taking into account all Series 20 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 19 Preferred Limited Partnership Units has been provided and all Series 19 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 20 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 20 Preferred Limited Partnership Units at least seven (7) days prior to the applicable Series 20 Reclassification Date and, subject to the provisions of Section 17, will issue and deliver, or cause to be delivered, prior to such Series 20 Reclassification Date, at the expense of the Partnership, to such Holders of Series 20 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 20 Preferred Limited Partnership Units, new certificates representing the Series 20 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2           Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 20 Reclassification Date less than 1,000,000 Series 20 Preferred Limited Partnership Units after taking into account all Series 20 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 19 Preferred Limited Partnership Units has been provided and all Series 19 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 20 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 20 Preferred Limited Partnership Units will automatically be reclassified into Series 19 Preferred Limited Partnership Units on the basis of one (1) Series 19 Preferred Limited Partnership Unit for each Series 20 Preferred Limited Partnership Unit on the applicable Series 20 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 20 Preferred Limited Partnership Units at least seven (7) days prior to the Series 20 Reclassification Date.

5.3           Manner of Reclassification

(a)	Subject to the provisions of Section 17, the Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series 20 Reclassification Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 20 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 20 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 20 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)	If the Partnership does not receive an Election Notice from a Holder of Series 20 Preferred Limited Partnership Units during the notice period therefor, then the Series 20 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)	Subject to the provisions of Section 17, in the event the Partnership is required to reclassify all remaining Outstanding Series 20 Preferred Limited Partnership Units into Series 19 Preferred Limited Partnership Units on the applicable Series 20 Reclassification Date as provided for in Section 5.2, the Series 20 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 20 Reclassification Date into Series 19 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 19 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 20 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 20 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 19 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)	Subject to the provisions of Section 17, as promptly as practicable after the Series 20 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 20 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 19 Preferred Limited Partnership Units and the number of remaining Series 20 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 20 Reclassification Date, so that the rights of the Holder of such Series 20 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 19 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 19 Preferred Limited Partnership Units at such time.

(e)	The Holder of any Series 20 Preferred Limited Partnership Unit on the record date for any Series 20 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 19 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)	Subject to the provisions of Section 17, the issuance of certificates for the Series 19 Preferred Limited Partnership Units upon the reclassification of Series 20 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 19 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 19 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 19 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4           Status of Reclassified Series 20 Preferred Limited Partnership Units

The reclassification of Series 20 Preferred Limited Partnership Units into Series 19 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5           Right Not to Deliver Series 19 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 20 Preferred Limited Partnership Units held by any Ineligible Person.

6.	Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 20 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)	except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)	redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 20 Preferred Limited Partnership Units then Outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 20 Distributions up to and including the Series 20 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.	Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law, and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 20 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.	Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership unless and until the Partnership shall have failed to pay eight quarterly Series 20 Distributions, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of the Partnership legally available for distributions under Bermuda law. In the event of such non payment, and for only so long as any such distributions remain in arrears, the Holders will be entitled to receive notice of and to attend each meeting of unitholders of the Partnership (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 20 Preferred Limited Partnership Unit held. No other voting rights shall attach to the Series 20 Preferred Limited Partnership Units in any circumstances. Upon payment of the entire amount of all Series 20 Distributions in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 8).

9.	Modifications

The provisions attaching to the Series 20 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 20 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 20 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.	Approval of Holders of Series 20 Preferred Limited Partnership Units

10.1         Approval

Notwithstanding Section 18.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be (i) given by a resolution signed by the Holders of Series 20 Preferred Limited Partnership Units owning not less than the percentage of the Series 20 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 20 Preferred Limited Partnership Units were present and voted or represented by proxy or (ii) passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 20 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 20 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 20 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 20 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 20 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 20 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 20 Preferred Limited Partnership Units or by written consent.

10.2         Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 20 Preferred Limited Partnership Unit held.

11.	Tax Matters

The Series 20 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.	Unissued or Reclassified Units

Series 20 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.	No Sinking Fund

Series 20 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.	Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 20 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 20 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.	Preemption

Holders of Series 20 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.	Interpretation

16.1       Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the greater of: (i) the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.35%, and (ii) 5.75%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of Bermuda, the government of the Province of Ontario or the government of Canada shall not be regarded as a Business Day.

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Partnership.

“Distribution Payment Date” in respect of the distributions payable on the Series 20 Preferred Limited Partnership Units means the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.35% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 19 Preferred Limited Partnership Units or Series 20 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 20 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2031 and ending on and including December 31, 2031, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 19 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 19.

“Series 20 Distributions” has the meaning attributed to it in Section 2.1.

“Series 20 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 20 Preferred Limited Partnership Units Provisions.

“Series 20 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 20 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2031 and ending on and including September 30, 2036 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means Computershare Investor Services Inc., a company incorporated under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series 20 Preferred Limited Partnership Units.

16.2       Interpretation of terms

In the provisions herein contained attaching to the Series 20 Preferred Limited Partnership Units:

(a)	“accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 20 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 20 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 20 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 20 Preferred Limited Partnership Units;

(b)	in the event that any date on which any Series 20 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)	in the event of the non-receipt of a cheque by a Holder of Series 20 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)	the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 20 Preferred Limited Partnership Units under these Series 20 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.	Book-Entry System

17.1         Transfers etc. Through Participants

If the Series 20 Preferred Limited Partnership Units are held through the Book-Entry System then the beneficial owner thereof shall provide instructions with respect to Series 20 Preferred Limited Partnership Units only to the Depository participant through whom such beneficial owner holds such Series 20 Preferred Limited Partnership Units and registrations of ownership, transfers, purchases, surrenders and exchanges of Series 20 Preferred Limited Partnership Units will be made only through the Book–Entry System. Beneficial owners of Series 20 Preferred Limited Partnership Units will not have the right to receive unit certificates representing their ownership of the Series 20 Preferred Limited Partnership Units.

17.2         Depository is Registered Holder

For the purposes of these Series 20 Preferred Limited Partnership Unit Provisions, as long as the Depository, or its nominee, is the registered Holder of the Series 20 Preferred Limited Partnership Units, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series 20 Preferred Limited Partnership Units for the purpose of receiving notices or payments on or in respect of the Series 20 Preferred Limited Partnership Units, including payments of Series 20 Distributions, the Redemption Price or accrued and unpaid Series 20 Distributions, and the delivery of Series 19 Preferred Limited Partnership Units and certificates for those units on the reclassification into Series 19 Preferred Limited Partnership Units.

18.	Reclassification of Series 20 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 20 Preferred Limited Partnership Unit may be reclassified into a Series 19 Preferred Limited Partnership Unit. Any such Preferred Units that are reclassified into Series 19 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.